UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 30, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes         No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release   ANGLOGOLD ASHANTI - UPDATE ON GHANAIAN OPERATIONS

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
30 March 2010
ANGLOGOLD ASHANTI - UPDATE ON GHANAIAN OPERATIONS
AngloGold Ashanti announced on 19 February 2010, that processing operations had been suspended at its Iduapriem mine in Ghana pending the establishment of a temporary tailings storage facility at the mine. AngloGold Ashanti is announcing today that it has applied for a permit from the Environmental
Protection Agency of Ghana (“EPA”) for the construction of this facility and expects gold production to resume at Iduapriem in April. The Company is accelerating the establishment of a water treatment plant and a new tailings storage facility which it aims to commission in the third quarter of 2010 and early 2011 respectively.
During the above period of suspension, the mining operations have continued at Iduapriem for most of the duration and certain plant maintenance scheduled for later this year has been brought forward and completed. The Company continues to assess the rescheduling of production at the mine, with a view to recovering some of the lost production during the remainder of 2010.
At its Obuasi mine in Ghana, AngloGold Ashanti has suspended the operation of gold processing pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge. Details of the strategy have been submitted to the EPA. The essence of the revised plan is to utilise existing infrastructure for the containment and treatment of water on site.
The consequence of this is that production from the mine will be around 20,000 to 25,000 ounces lower than anticipated for second quarter of 2010, during which time alternative mining strategies already identified will be refined and implemented to mitigate further shortfalls. With the support and guidance of the EPA, the mine intends to establish additional water holding and treatment facilities progressively over the next 18 months.
In 2009, Iduapriem and Obuasi mines produced 190,000 ounces and 381,000 ounces of gold respectively and together accounted for some 12% of AngloGold Ashanti’s global production.
AngloGold Ashanti will provide an update of its full year guidance, taking into account the stoppages at Iduapriem and the above disruption at Obuasi, on or before it releases its first quarter results on
7 May 2010.
ENDS

Contacts
                                                         Tel:                                       Mobile:                                E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors) +27 (0) 11 637-6339 +27 (0) 71 608 0991 sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31
December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, will be filed with the
Securities and Exchange Commission in the United States no later than June 30, 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under
the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 30, 2010
By:
/s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary